===============================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

    For the fiscal year ended December 31, 1996  or


[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from ____________________ to __________


    Commission File Number      1-11016




A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       ALLWASTE EMPLOYEE RETIREMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 ALLWASTE, INC.
                          5151 San Felipe, Suite 1600
                              Houston, Texas 77056

===============================================================================

                       ALLWASTE EMPLOYEE RETIREMENT PLAN

                              FINANCIAL STATEMENTS




    In accordance with Item 4 of the required information for Form 11-K, the following statements of financial condition for the Allwaste Employee Retirement Plan have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

                       ALLWASTE EMPLOYEE RETIREMENT PLAN

           INDEX TO THE FINANCIAL STATEMENTS, EXHIBITS AND SCHEDULES



Report of Independent Public Accountants

Item 1. Statements of Net Assets Available for Benefits as of December 31, 1996 and 1995

Item 2. Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1996 and 1995

Notes to Financial Statements December 31, 1996 and 1995

Exhibit I    -  Statements of Net Assets Available for Benefits by Investment
                Fund as of December 31, 1996 and 1995

Exhibit II   -  Statements of Changes in Net Assets Available for Benefits by
                Investment Fund for the Years Ended December 31, 1996 and 1995

Schedule I   -  Item 27a - Schedule of Assets Held for Investment Purposes as of
                December 31, 1996

Schedule II  -  Item 27d - Schedule of Reportable Transactions for the Year
                Ended December 31, 1996

Schedule III -  Item 27e - Schedule of Non-Exempt Transactions for the Year
                Ended December 31, 1996

Item 3.  Exhibit 23.1 - Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Committee of the Allwaste Employee Retirement Plan:

    We have audited the accompanying statements of net assets available for benefits of the Allwaste Employee Retirement Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions and non-exempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN LLP


Houston, Texas
June 24, 1997

                       ALLWASTE EMPLOYEE RETIREMENT PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                       AS OF DECEMBER 31, 1996 AND 1995


                                                                              1996                  1995
                                                                          ------------          ------------
 Investments, at fair value (Note 2):
   Allwaste, Inc. common stock                                            $  3,250,321          $  1,987,252
   Nations Prime Fund Trust A Shares                                           196,592               144,730
   Fidelity Advisor Growth Opportunities Fund                                2,634,068               313,479
   Fidelity Advisor Strategic Opportunities Fund                             1,073,940               143,094
   Nations Balanced Assets Fund                                                678,693                89,310
   Nations Strategic Fixed Income Fund                                         631,680               113,689
   NationsBank Stable Capital Fund                                           2,995,020               356,404
   Liquidity Fund                                                                   --             5,921,055
   Nations Treasury Fund                                                        45,791                    --
   Participant Loan Fund                                                       716,951                    --
                                                                          ------------          ------------
   Total investments                                                        12,223,056             9,069,013

 Contributions receivable:
   Participants                                                                561,500               690,297
   Company                                                                     133,378               159,655

 Accrued interest receivable                                                        --                 2,748

 Cash                                                                           10,622                   234
                                                                          ------------          ------------


 Net assets available for benefits                                        $ 12,928,556          $  9,921,947
                                                                          ============          ============




      The accompanying notes are an integral part of these financial statements.

                      ALLWASTE EMPLOYEE RETIREMENT PLAN
          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995


                                                                              1996                  1995
                                                                         -------------          -------------

Additions to net assets attributed to:


      Interest and dividend income                                        $     304,058         $     300,674


      Net appreciation (depreciation) of fair value of investments              410,589               (20,393)


      Contributions:
       Participants                                                           3,115,017             2,868,429
       Company                                                                  717,693               602,540
       Rollovers                                                                181,724                76,098


      Transfer from affiliated company's plan (Note 9)                               --               322,491
                                                                            -----------          ------------
            Total additions                                                   4,729,081             4,149,839

 Deductions from net assets attributed to:

      Distributions                                                          (1,692,516)             (830,195)
      Administrative expenses                                                   (29,956)                   --
      Transfer to affiliated company's plan (Note 8)                                 --            (1,061,326)
                                                                           ------------          ------------

            Total deductions                                                 (1,722,472)           (1,891,521)
                                                                           ------------          ------------

      Increase in net assets available for benefits                           3,006,609             2,258,318

      Net assets available for benefits at beginning of year                  9,921,947             7,663,629
                                                                           ------------          ------------

      Net assets available for benefits at end of year                   $   12,928,556         $   9,921,947
                                                                         ==============         =============

      The accompanying notes are an integral part of these financial statements.

                       ALLWASTE EMPLOYEE RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-
----------------------------------------------

Basis of Accounting -
-------------------

The financial statements of the Allwaste Employee Retirement Plan (the "Plan") are prepared on the accrual method of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation and Income Recognition -
-------------------------------------------

The investments of the Plan are stated at fair value in the accompanying statements of net assets available for benefits. Investments in mutual funds, equity funds, and common/collective funds are valued at quoted market prices which represent the net asset value of shares held by the Plan for the period presented. Guaranteed investment contracts held in the common/collective funds are fully benefit responsive (i.e., provide for all participant-initiated transactions permitted by an ongoing plan, at contract value, with no conditions, limits or restrictions) and are recorded at contract value which approximates fair value. The Allwaste, Inc. common stock is valued at its quoted market price. Investments in money market funds are valued at $1 per share. Purchases and sales of investments are recorded on the trade-date basis. Interest and dividend income are recorded on the accrual basis. The net appreciation (depreciation) of fair value of investments recognized in the accompanying statements of changes in net assets available for benefits includes realized and unrealized gains and losses on investments.

Distributions -
-------------

Distributions are recorded when paid.

(2) DESCRIPTION OF THE PLAN -
---------------------------

Organization and Administration -
-------------------------------

The Allwaste Retirement Savings Plan (the "Original Plan") was established effective October 1, 1990, for the benefit of all eligible personnel of Allwaste, Inc., and certain subsidiaries (collectively, the "Company") that had adopted its terms and provisions. Effective July 1, 1995, the Company adopted the NationsBank Defined Contribution Master Plan and Trust as an amendment and restatement of the Original Plan, which was renamed the "Allwaste Employee Retirement Plan."

Employees who are at least 21 years of age and have one or more years of service as defined under the Plan (except for nonresident aliens who do not receive any earned income constituting source income, independent contractors, contract laborers, consultants, leased employees and employees subject to collective bargaining agreements that do not provide for participation in the
Plan) are eligible to participate in the Plan.

The Plan has established a trust for the purpose of receiving and investing contributions and paying benefits under the Plan. NationsBank of Texas, N.A. (the "Prior Trustee") served as trustee of the Plan for the period from inception through June 30, 1995. Effective June 30, 1995, the Company terminated the trust agreement with the Prior Trustee and established NationsBank of Georgia, N.A. (the "New Trustee") as the new trustee of the Plan effective July 1, 1995. The Prior Trustee held certain assets and performed certain trustee duties subsequent to June 30, 1995, until all assets were transferred to the New Trustee.

Effective January 1, 1996, the Plan was amended to permit benefit payment elections prior to separation from service if the participant has incurred a disability.

The Company retains responsibility for administration of the Plan and has appointed a committee composed of four members of management of the Company (the "Plan Committee") to assist in Plan administration. Neither the Company nor the Plan Committee receive any compensation from the Plan for their services in administering the Plan. All expenses of the Plan's administration, including those of the Trustee, are paid by the Company, but to the extent not paid by the Company such expenses will be paid from the Plan assets. During 1996, $29,956 was paid from the Plan for administrative expenses.

Contributions -
-------------

Prior to June 30, 1995, a participant could contribute from 2 percent to 15 percent of eligible annual compensation, subject to Internal Revenue Code of 1986, as amended (the "Code"), limitations. The Company matched 25 percent of the participant's contributions from 2 percent to 6 percent of eligible compensation. Participants could change their contribution rates effective the first day of each calendar quarter, provided the participant gave written notice of such changes.

Effective July 1, 1995, a participant may contribute from 0.5 percent to 15 percent of eligible compensation for each Plan year, subject to limitations of the Code. The Company matches 50 percent of the participant's contributions from 0.5 percent to 3 percent of eligible compensation. Participants may change their contribution rates effective the first day of each calendar quarter, provided the participant gives written notice of such changes.

ERISA -
-----

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covers most employee benefit plans and provides certain minimum standards relating to, among other things, participation, vesting of benefits, funding, fiduciary responsibility and reporting to participants in such plans. The Plan is subject to the provisions of ERISA.

Investment Programs -
-------------------

Prior to June 30, 1995, the participants could elect to have their contributions invested in any of the three participant directed investment funds, as follows:

     a. Money Market Fund - Delaware Group Institutional Cash Reserve, Inc. Fund - invests primarily in high-quality, short-term money market instruments. Cash temporarily held pending investment in this fund is invested in the Nations Prime Fund Trust A Shares.

     b. Equity Fund - Delaware Group Delaware Fund, Inc. Fund - invests primarily in a combination of publicly-traded corporate stocks, short-term government securities and high-grade corporate bonds. Cash temporarily held pending investment in this fund is invested in the Nations Prime Fund Trust A Shares.

     c. Allwaste, Inc. Stock Fund - invests in shares of Allwaste, Inc. common stock and, for interim periods, pending investment in Allwaste, Inc. common stock, is invested in the Nations Prime Fund Trust A Shares.

Prior to June 30, 1995, participants could invest their contributions in any or all of the three funds in increments of 25 percent. As of the first day of each calendar quarter, a participant could change his investment elections regarding existing balances, future contributions or both. Such changes were made in 25 percent increments with written notice. The Company's matching contributions were invested in the above three funds in the same proportion as the participant's contributions.

Effective June 30, 1995, the Delaware Group Institutional Cash Reserve, Inc. Fund and the Delaware Group Delaware Fund, Inc. Fund were no longer available as participant directed investment funds. Assets invested in these two funds at June 30, 1995, were liquidated and invested during the transition period in a non-participant directed investment fund, as follows:

    Liquidity Fund - a NationsBank liquid asset fund with the underlying investment at December 31, 1996 and 1995 in the NationsBank Stable Capital Fund.

Effective July 1, 1995, participants may elect to have their new contributions invested in any of the five new participant directed investment funds in addition to the Allwaste, Inc. Stock Fund, under the Plan, as follows:

     a. Fidelity Advisor Growth Opportunities Fund - a Fidelity Investments mutual fund which invests in a broadly diversified selection of stocks.

     b. Fidelity Advisor Strategic Opportunities Fund - a Fidelity Investments mutual fund which invests in a diversified selection of value-oriented stocks and other securities.

     c. Nations Balanced Assets Fund - a NationsBank "Nations Fund" mutual fund which invests in a combination of common stock, fixed income securities and money market instruments.

     d. Nations Strategic Fixed Income Fund - a NationsBank "Nations Fund" mutual fund which invests primarily in a mix of corporate, government and mortgage-backed securities.

     e. NationsBank Stable Capital Fund - a NationsBank common\collective trust fund which invests in short-term securities, including guaranteed investment contracts, commercial paper, bank obligations, corporate paper and money market instruments.

Effective July 1, 1995, participants may invest their contributions in any or all of the above five new funds in addition to the Allwaste, Inc. Stock Fund. A participant may change his investment elections regarding existing balances, future contributions or both. Such changes must be made in one percent increments. The Company's matching contributions are invested in the participant's elected funds in the same proportion as the participant's contributions.

Effective July 1, 1995, forfeitures are invested in the Nations Treasury Fund, a NationsBank liquid asset fund with the underlying investment at December 31, 1996 in U.S. Treasury obligations and collateralized repurchase agreements, and money market funds.

Effective July 1, 1995, under the Plan, participants are permitted to borrow up to 50 percent of their vested account balances. A participant may have only one outstanding loan from the Plan at any one time and may borrow up to an aggregate of $50,000 from his vested Plan account balance. Participant loans are made at commercially reasonable rates in accordance with the loan policy adopted pursuant to the Plan, subject to applicable provisions of the Code. In 1996, loans were made in the amount of $972,594; there were no loans made to participants during 1995.

The Plan's statements of net assets available for benefits as of December 31, 1996 and 1995 and the related statements of changes in net assets available for benefits for the years then ended are presented by fund on Exhibits I and II, respectively.

Allocations to Participants' Accounts -
-------------------------------------

Prior to June 30, 1995, participant contributions and Company matching contributions were recorded quarterly to each participant's account. Dividends and interest income and any investment gains and losses were allocated quarterly in proportion to the respective balances of the participants' accounts.

Effective July 1, 1995, participant contributions and Company matching contributions are recorded to each participant's account when received. Interest income, dividend income and any investment gains or losses are allocated to participant's accounts daily.

Vesting -
-------

Participants are fully vested in their contributions. The Company's matching contributions vest according to the following schedule:

                  Years of Service           Vesting Percentage
                  ----------------           ------------------
                     Less than 1                      0%
                         1                           20%
                         2                           40%
                         3                           60%
                         4                           80%
                     5 or more                      100%

Prior to June 30, 1995, a year of vesting service credit was earned on the anniversary date of each year of employment. Effective July 1, 1995, a year of vesting service credit is earned for each twelve-month period that a participant is employed by the Company beginning with his date of employment; provided that if a participant is employed for less than a full twelve-month period, he may still earn a year of vesting service credit if he has completed 1,000 hours of service during the twelve-month period since the most recent anniversary date of employment.

Non-vested amounts are forfeited upon termination of a participant's employment with the Company under the Original Plan and forfeited at the earlier of the distribution date or the last day of the Plan year under the Plan. At December 31, 1996 and 1995, forfeited non-vested accounts totaled $44,668 and $0, respectively. These accounts are used to reduce future Company contributions. No forfeitures were used to reduce Company contributions in 1996.

Distributions of Benefits -
-------------------------

Benefits are payable to participants or to their designated beneficiaries, as applicable, only at the time of their retirement, disability, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with the guidelines for such withdrawals under the Code.

Funds other than the Allwaste, Inc. Stock Fund are distributed in cash only, based on the account balances as of the last day of the quarter in which a distributable event occurs. For the Allwaste, Inc. Stock Fund, the participant determines whether the form of distribution will be either in shares of Allwaste, Inc. common stock (with fractional shares and uninvested amounts in cash) or in a lump-sum cash distribution. The market value of Allwaste, Inc. common stock is used to determine the amount of the cash distribution.

(3) INVESTMENTS -
---------------

The following table sets forth the fair value of investments held by the Plan at December 31, 1996 and 1995. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                     1996               1995
                                                  -----------        ----------
Investments at fair value as determined
by quoted market prices -

Allwaste, Inc. common stock                       $ 3,250,321        $1,987,252
Fidelity Advisor Growth Opportunities Fund          2,634,068               -
Fidelity Advisor Strategic Opportunities Fund       1,073,940               -
Nations Balanced Assets Fund                          678,693               -
Nations Strategic Fixed Income Fund                   631,680               -
NationsBank Stable Capital Fund                     2,995,020               -
Participant Loan Fund                                 716,951               -
Liquidity Fund                                              -         5,921,055
Other                                                 242,383         1,160,706
                                                  -----------        ----------
    Total investments                             $12,223,056        $9,069,013
                                                  ===========        ==========

(4) RELATED-PARTY TRANSACTIONS -
------------------------------

Allwaste, Inc. common stock and certain investments sponsored by NationsBank are included in the Plan assets. Allwaste, Inc. is the Plan Sponsor and NationsBank serves in a custodial capacity under the Plan, therefore, these transactions with these parties qualified as party-in-interest transactions. Since all transactions involving these accounts were transacted at fair market value, they were permitted under provisions of the Plan and were exempt from prohibition of party-in-interest transactions under ERISA.

(5) PLAN TERMINATION -
--------------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the total Company matching contributions in the account of each participant will become fully vested. In addition, under conditions prescribed in the Plan regarding Plan termination, certain previously forfeited amounts will be restored and fully vested for participants or former participants. Thereafter, all vested amounts of each participant will be paid after provision is made for payment of the expenses of Plan administration, termination and liquidation.

(6) FEDERAL INCOME TAXES -
------------------------

The Plan obtained its latest determination letter on August 14, 1996, in which the Internal Revenue Service stated that the Plan as then designed, was in compliance with the applicable requirements of the Code. Therefore, the Plan Committee believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1996 and 1995.

(7) RECONCILIATION TO FORM 5500 -
-------------------------------

The Plan reports distributions to participants on a cash basis of accounting in the financial statements as required by generally accepted accounting principles. Net assets available for benefits include amounts payable to participants of $109,591 and $178,095 as of December 31, 1996 and 1995, respectively.

The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as of December 31:

                                                                                  1996                 1995
                                                                               -----------           ----------
        Net assets available for benefits per the financial statements         $12,928,556           $9,921,947
          Less - Amounts payable to participants                                  (109,591)            (178,095)
                                                                               -----------           ----------
        Net assets available for benefits per the Form 5500                    $12,818,965           $9,743,852
                                                                               ===========           ==========


The following table reconciles distributions per the financial statements to the Form 5500 for the years ended December 31:

                                                                                  1996                 1995
                                                                               ----------          ----------
      Distributions per the financial statements                               $1,692,516          $  830,195
        Add - Amounts payable to participants at December 31, 1996
         and 1995                                                                 109,591             178,095
        Less - Amounts payable to participants at December 31, 1995
         and 1994                                                                (178,095)           (427,629)
                                                                               ----------          ----------
      Distributions per the Form 5500                                          $1,624,012          $  580,661
                                                                               ==========          ==========

Amounts payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

(8) TRANSFER TO ALLWASTE RECYCLING, INC. EMPLOYEE RETIREMENT PLAN -
-----------------------------------------------------------------

Effective July 1, 1995, Allwaste Recycling, Inc. ("ARI") and Mid-Way Cullet, Inc. ("MCI") withdrew as participating employers in the Plan and transferred assets and liabilities from the Plan equal to the proportionate interests of the Plan participants who are active employees of ARI and MCI and their beneficiaries to the Allwaste Recycling, Inc. Employee Retirement Plan (the "ARI Plan"). To effect the transfer, 67,808 shares of Allwaste, Inc. common stock at a cost of $372,841 (market value of $383,223) and cash of $678,103 were transferred to the ARI Plan, for a total transfer amount of $1,061,326.

(9) TRANSFER FROM THE RESTATED PROFIT SHARING PLAN AND TRUST FOR MADSEN/BARR
----------------------------------------------------------------------------
    CORPORATION -
    -----------

Effective September 21, 1995, all assets and liabilities of the Restated Profit Sharing Plan and Trust for Madsen/Barr Corporation (the "Madsen/Barr Plan"), valued as of the date of transfer, October 31, 1995, were merged with and into the Plan. Transferred assets and liabilities in the amount of $322,491 represented the interests of the Madsen/Barr Plan participants.

(10) NON-EXEMPT TRANSACTIONS -
----------------------------

For the year ended December 31, 1996, certain contributions were not remitted to the Plan trust by the Company within the time period established by the Department of Labor. As such, these transactions represent non-exempt transactions between the Company and the Plan as identified in Schedule III. The Plan Committee does not believe any required corrective actions will materially affect the Plan.

(11) SUBSEQUENT EVENT -
---------------------

On March 6, 1997, the Company announced that a definitive agreement had been reached to merge with Philip Services Corp. ("Philip"), formerly known as Philip Environmental, Inc. The agreement is subject to stockholder approval, regulatory approvals and certain other conditions. Upon receiving such approvals and the satisfaction of such conditions, the Company will become an indirect wholly-owned subsidiary of Philip. Under the terms of the agreement, each share of Allwaste, Inc. common stock will be exchanged for 0.611 shares of Philip common stock. The Company has not determined the effect of the agreement on the Plan.

                                                                       EXHIBIT I

                      ALLWASTE EMPLOYEE RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                           AS OF DECEMBER 31, 1996

                                                                       PARTICIPANT DIRECTED FUNDS
                                          --------------------------------------------------------------------------------------
                                                            FIDELITY       FIDELITY
                                                             ADVISOR        ADVISOR       NATIONS       NATIONS      NATIONSBANK
                                          ALLWASTE, INC.     GROWTH        STRATEGIC     BALANCED      STRATEGIC        STABLE
                                               STOCK      OPPORTUNITIES  OPPORTUNITIES    ASSETS      FIXED INCOME     CAPITAL
                                               FUND           FUND           FUND          FUND           FUND           FUND
                                          --------------  -------------  -------------  -----------   ------------   -----------

Investments, at fair value (Note 2):
     Allwaste, Inc. common stock           $ 3,250,321     $        --    $        --   $        --    $        --   $        --
     Nations Prime Fund Trust A Shares         196,592              --             --            --             --            --
     Fidelity Advisor Growth
       Opportunities Fund                           --       2,634,068             --            --             --            --
     Fidelity Advisor Strategic
       Opportunities Fund                           --              --      1,073,940            --             --            --
     Nations Balanced Assets Fund                   --              --             --       678,693             --            --
     Nations Strategic Fixed Income Fund            --              --             --            --        631,680            --
     NationsBank Stable Capital Fund                --              --             --            --             --     2,995,020
     Nations Treasury Fund                          --              --             --            --             --            --
     Participant Loan Fund                          --              --             --            --             --            --
                                           -----------     -----------    -----------   -----------    -----------   -----------

     Total investments                       3,446,913       2,634,068      1,073,940       678,693        631,680     2,995,020

Contributions receivable:
     Participants                              112,782         150,154         67,638        49,472         34,758       146,696
     Company                                    28,152          31,729         15,181        11,084          8,607        38,625

Cash                                                --              --             --            --             --            --

Interfund receivable (payable)                   2,120           3,123          1,355           470            321         3,233
                                           -----------     -----------    -----------   -----------    -----------   -----------

Net assets available for benefits          $ 3,589,967     $ 2,819,074    $ 1,158,114   $   739,719    $   675,366   $ 3,183,574
                                           ===========     ===========    ===========   ===========    ===========   ===========

                                                                 NON-PARTICIPANT
                                                                 DIRECTED FUNDS
                                                    ------------------------------------------
                                                      NATIONS
                                                      TREASURY      UNAPPLIED      PARTICIPANT
                                                       FUND           CASH          LOAN FUND        TOTAL
                                                    -----------    -----------     -----------    -----------

Investments, at fair value (Note 2):
     Allwaste, Inc. common stock                    $        --    $        --     $        --    $ 3,250,321
     Nations Prime Fund Trust A Shares                       --             --              --        196,592
     Fidelity Advisor Growth Opportunities Fund              --             --              --      2,634,068
     Fidelity Advisor Strategic Opportunities Fund           --             --              --      1,073,940
     Nations Balanced Assets Fund                            --             --              --        678,693
     Nations Strategic Fixed Income Fund                     --             --              --        631,680
     NationsBank Stable Capital Fund                         --             --              --      2,995,020
     Nations Treasury Fund                               45,791             --              --         45,791
     Participant Loan Fund                                   --             --         716,951        716,951
                                                    -----------    -----------     -----------    -----------

     Total investments                                   45,791             --         716,951     12,223,056

Contributions receivable:
     Participants                                            --             --              --        561,500
     Company                                                 --             --              --        133,378


Cash                                                         --         10,622              --         10,622

Interfund receivable (payable)                               --        (10,622)             --             --
                                                    -----------    -----------     -----------    -----------

Net assets available for benefits                   $    45,791    $        --     $   716,951    $12,928,556
                                                    ===========    ===========     ===========    ===========



              This exhibit is an integral part of the accompanying
                    financial statements and notes thereto.

                                                                       EXHIBIT I
                                                                       CONTINUED

                      ALLWASTE EMPLOYEE RETIREMENT PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                           AS OF DECEMBER 31, 1995


                                                                       PARTICIPANT DIRECTED FUNDS
                                          ---------------------------------------------------------------------------------------
                                                            FIDELITY        FIDELITY
                                                             ADVISOR        ADVISOR      NATIONS         NATIONS      NATIONSBANK
                                          ALLWASTE, INC.     GROWTH        STRATEGIC     BALANCED       STRATEGIC       STABLE
                                               STOCK      OPPORTUNITIES  OPPORTUNITIES    ASSETS       FIXED INCOME     CAPITAL
                                               FUND           FUND           FUND          FUND           FUND           FUND
                                          --------------  -------------  -------------  -----------    ------------   -----------
Investments, at fair value (Note 2):
     Allwaste, Inc. common stock           $ 1,987,252    $        --    $        --    $        --    $        --    $        --
     Nations Prime Fund Trust A Shares         144,730             --             --             --             --             --
     Fidelity Advisor Growth
       Opportunities Fund                           --        313,479             --             --             --             --
     Fidelity Advisor Strategic
       Opportunities Fund                           --             --        143,094             --             --             --
     Nations Balanced Assets Fund                   --             --             --         89,310             --             --
     Nations Strategic Fixed Income Fund            --             --             --             --        113,689             --
     NationsBank Stable Capital Fund                --             --             --             --             --        356,404
     Liquidity Fund                                 --             --             --             --             --             --
                                           -----------    -----------    -----------    -----------    -----------    -----------

     Total investments                       2,131,982        313,479        143,094         89,310        113,689        356,404

Contributions receivable:
     Participants                              320,106        116,441         63,308         33,400         36,273        120,769
     Company                                    75,460         24,490         12,887          7,719          8,283         30,816

Accrued interest receivable                         --             --             --             --             --             --

Cash                                                --             --             --             --             --             --

Interfund receivable (payable)                 834,672      1,226,928        725,612        382,768        427,328      2,323,747
                                           -----------    -----------    -----------    -----------    -----------    -----------

Net assets available for benefits          $ 3,362,220    $ 1,681,338    $   944,901    $   513,197    $   585,573    $ 2,831,736
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                            NON-PARTICIPANT
                                                            DIRECTED FUNDS
                                                    -----------------------------
                                                     LIQUIDITY       DISCONTINUED
                                                        FUND            FUNDS            TOTAL
                                                    -----------      ------------     -----------
Investments, at fair value (Note 2):
     Allwaste, Inc. common stock                    $        --      $        --      $ 1,987,252
     Nations Prime Fund Trust A Shares                       --               --          144,730
     Fidelity Advisor Growth Opportunities Fund              --               --          313,479
     Fidelity Advisor Strategic Opportunities Fund           --               --          143,094
     Nations Balanced Assets Fund                            --               --           89,310
     Nations Strategic Fixed Income Fund                     --               --          113,689
     NationsBank Stable Capital Fund                         --               --          356,404
     Liquidity Fund                                   5,921,055               --        5,921,055
                                                    -----------      -----------      -----------

     Total investments                                5,921,055               --        9,069,013

Contributions receivable:
     Participants                                            --               --          690,297
     Company                                                 --               --          159,655

Accrued interest receivable                                  --            2,748            2,748

Cash                                                         --              234              234

Interfund receivable (payable)                       (5,918,073)          (2,982)              --
                                                    -----------      -----------      -----------

Net assets available for benefits                   $     2,982      $        --      $ 9,921,947
                                                    ===========      ===========      ===========



              This exhibit is an integral part of the accompanying
                    financial statements and notes thereto.

                                                                      EXHIBIT II

                      ALLWASTE EMPLOYEE RETIREMENT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                            PARTICIPANT DIRECTED FUNDS
                                          -----------------------------------------------------------------------------------------
                                                            FIDELITY        FIDELITY
                                                             ADVISOR         ADVISOR       NATIONS        NATIONS      NATIONSBANK
                                          ALLWASTE, INC.     GROWTH         STRATEGIC      BALANCED      STRATEGIC       STABLE
                                              STOCK       OPPORTUNITIES   OPPORTUNITIES     ASSETS      FIXED INCOME     CAPITAL
                                               FUND           FUND             FUND          FUND           FUND           FUND
                                          --------------  -------------   -------------  ------------   ------------   ------------
Additions to net assets attributed to:
     Interest and dividend income          $      9,928    $    138,287    $      8,617  $     97,063   $     38,113   $      8,230
     Net appreciation (depreciation) of
        fair value of investments               164,486         229,321         (92,855)      (19,708)       (24,528)       153,873
     Contributions:
        Participants                            630,699         803,392         404,584       234,404        213,305        820,061
        Company                                 151,763         163,712          83,933        53,460         50,445        212,330
        Rollovers                                21,916          49,709          33,468        18,387          4,254         53,990
                                           ------------    ------------    ------------  ------------   ------------   ------------
               Total additions                  978,792       1,384,421         437,747       383,606        281,589      1,248,484

Deductions from net assets attributed to:
     Distributions                             (454,501)       (246,973)       (149,587)     (124,252)       (67,425)      (596,578)
     Administrative expenses                     (2,466)         (1,925)         (3,685)       (2,613)          (775)       (18,492)
                                           ------------    ------------    ------------  ------------   ------------   ------------
                Total deductions               (456,967)       (248,898)       (153,272)     (126,865)       (68,200)      (615,070)

Interfund transfers, net                       (294,078)          2,213         (71,262)      (30,219)      (123,596)      (281,576)
                                           ------------    ------------    ------------  ------------   ------------   ------------
Increase (decrease) in net assets
     available for benefits                     227,747       1,137,736         213,213       226,522         89,793        351,838
Net assets available for benefits at
     beginning of year                        3,362,220       1,681,338         944,901       513,197        585,573      2,831,736
                                           ------------    ------------    ------------  ------------   ------------   ------------

Net assets available for benefits at
     end of year                           $  3,589,967    $  2,819,074    $  1,158,114  $    739,719   $    675,366   $  3,183,574
                                           ============    ============    ============  ============   ============   ============

                                                                     NON-PARTICIPANT
                                                                     DIRECTED FUNDS
                                              -----------------------------------------------------------
                                                                 NATIONS                     PARTICIPANT
                                                LIQUIDITY       TREASURY      UNAPPLIED         LOAN
                                                  FUND            FUND           CASH           FUND             TOTAL
                                              ------------    ------------   ------------    ------------    ------------
Additions to net assets attributed to:
     Interest and dividend income             $      2,812    $      1,008   $         --    $         --    $    304,058
     Net appreciation (depreciation) of
        fair value of investments                       --              --             --              --         410,589
     Contributions:
        Participants                                    --              --          8,572              --       3,115,017
        Company                                         --              --          2,050              --         717,693
        Rollovers                                       --              --             --              --         181,724
                                              ------------    ------------   ------------    ------------    ------------
               Total additions                       2,812           1,008         10,622              --       4,729,081

Deductions from net assets attributed to:
     Distributions                                      --              --             --         (53,200)     (1,692,516)
     Administrative expenses                            --              --             --              --         (29,956)
                                              ------------    ------------   ------------    ------------    ------------
                Total deductions                        --              --             --         (53,200)     (1,722,472)

Interfund transfers, net                            (5,794)         44,783        (10,622)        770,151              --
                                              ------------    ------------   ------------    ------------    ------------
Increase (decrease) in net assets available
     for benefits                                   (2,982)         45,791             --         716,951       3,006,609
Net assets available for benefits at
     beginning of year                               2,982              --             --              --       9,921,947
                                              ------------    ------------   ------------    ------------    ------------

Net assets available for benefits at
     end of year                              $         --    $     45,791   $         --    $    716,951    $ 12,928,556
                                              ============    ============   ============    ============    ============



              This exhibit is an integral part of the accompanying
                    financial statements and notes thereto.

                                                                     EXHIBIT II
                                                                      CONTINUED


                       ALLWASTE EMPLOYEE RETIREMENT PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                             PARTICIPANT DIRECTED FUNDS
                                              ------------------------------------------------------------------------------------
                                                                FIDELITY       FIDELITY
                                                                 ADVISOR        ADVISOR       NATIONS      NATIONS     NATIONSBANK
                                              ALLWASTE, INC.     GROWTH        STRATEGIC     BALANCED     STRATEGIC      STABLE
                                                  STOCK       OPPORTUNITIES  OPPORTUNITIES    ASSETS     FIXED INCOME    CAPITAL
                                                   FUND           FUND           FUND          FUND          FUND         FUND
                                              --------------  -------------  -------------  -----------  ------------  -----------
Additions to net assets attributed to:
     Interest and dividend income              $     2,242     $       932    $        --   $       745   $       242  $        --
     Net appreciation (depreciation) of fair
        value of investments                      (272,095)          6,631         (2,191)          362         1,487        1,716
     Contributions:
        Participants                               665,114         386,220        205,106       111,298       128,301      425,140
        Company                                    143,882          80,066         42,186        25,717        28,926      107,526
        Rollovers                                   19,511           1,227          1,227            --            --           --
     Transfer from affiliated company's plan
        (Note 9)                                        --              --             --            --            --      322,491
                                               -----------     -----------    -----------   -----------   -----------  -----------

                Total additions                    558,654         475,076        246,328       138,122       158,956      856,873

Deductions from net assets attributed to:
     Distributions                                (206,970)        (20,666)       (27,039)       (7,693)         (711)     (26,393)
     Transfer to affiliated company's plan
        (Note 8)                                  (401,230)             --             --            --            --           --
                                               -----------     -----------    -----------   -----------   -----------  -----------

                Total deductions                  (608,200)        (20,666)       (27,039)       (7,693)         (711)     (26,393)

Interfund transfers, net                           834,672       1,226,928        725,612       382,768       427,328    2,001,256
                                               -----------     -----------    -----------   -----------   -----------  -----------
Increase (decrease) in net assets available
     for benefits                                  785,126       1,681,338        944,901       513,197       585,573    2,831,736

Net assets available for benefits at beginning
     of year                                     2,577,094              --             --            --            --           --
                                               -----------     -----------    -----------   -----------   -----------  -----------
Net assets available for benefits at end
     of year                                   $ 3,362,220     $ 1,681,338    $   944,901   $   513,197   $   585,573  $ 2,831,736
                                               ===========     ===========    ===========   ===========   ===========  ===========

                                                                NON-PARTICIPANT
                                                                 DIRECTED FUNDS
                                                           --------------------------
                                                            LIQUIDITY    DISCONTINUED
                                                              FUND           FUNDS          TOTAL
                                                           -----------   ------------    -----------
Additions to net assets attributed to:
     Interest and dividend income                          $   130,009    $   166,504    $   300,674
     Net appreciation (depreciation) of fair
        value of investments                                        --        243,697        (20,393)
     Contributions:
        Participants                                            45,564        901,686      2,868,429
        Company                                                     --        174,237        602,540
        Rollovers                                                   --         54,133         76,098
     Transfer from affiliated company's plan (Note 9)               --             --        322,491
                                                           -----------    -----------    -----------

                Total additions                                175,573      1,540,257      4,149,839

Deductions from net assets attributed to:
     Distributions                                                  --       (540,723)      (830,195)
     Transfer to affiliated company's plan (Note 8)                 --       (660,096)    (1,061,326)
                                                           -----------    -----------    -----------

                Total deductions                                    --     (1,200,819)    (1,891,521)

Interfund transfers, net                                      (172,591)    (5,425,973)            --
                                                           -----------    -----------    -----------
Increase (decrease) in net assets available for benefits         2,982     (5,086,535)     2,258,318

Net assets available for benefits at beginning of year              --      5,086,535      7,663,629
                                                           -----------    -----------    -----------
Net assets available for benefits at end of year           $     2,982    $        --    $ 9,921,947
                                                           ===========    ===========    ===========

              This exhibit is an integral part of the accompanying
                    financial statements and notes thereto.

                                                                     SCHEDULE I


                       ALLWASTE EMPLOYEE RETIREMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1996



    Identity                                                            Shares
       of                                                                 or                     Current
      Issue                      Description of Asset                    Units       Cost         Value
------------------  -----------------------------------------------   ----------  -----------  -----------

Allwaste, Inc.(1)   Allwaste, Inc. common stock                          634,209  $ 3,368,077  $ 3,250,321

NationsBank (1)     Nations Prime Fund Trust A Shares                    196,592      196,592      196,592

    Fidelity        Fidelity Advisor Growth Opportunities Fund            74,620    2,428,125    2,634,068
  Investments

    Fidelity        Fidelity Advisor Strategic Opportunities Fund         47,331    1,160,543    1,073,940
   Investments

 NationsBank (1)    Nations Balanced Assets Fund                          61,254      711,173      678,693

 NationsBank (1)    Nations Strategic Fixed Income Fund                   64,195      648,833      631,680

 NationsBank (1)    NationsBank Stable Capital Fund                      239,454    2,860,508    2,995,020

 NationsBank (1)    Nations Treasury Fund                                 45,791       45,791       45,791

 NationsBank (1)    Participant Loan Fund                                     --      716,951      716,951
                                                                                  -----------  -----------

                    Total assets held for
                      investment purposes                                         $12,136,593  $12,223,056
                                                                                  ===========  ===========


(1)Party-in-interest

                                                                    SCHEDULE II


                       ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                      Current Value
                                                                                                      of Assets on
  Identity of Party              Description of                Purchase     Selling         Cost of   Transaction     Net
      Involved                       Assets                    Price (a)    Price (b)       Assets        Date      Gain (Loss)
---------------------   ------------------------------------  ----------    ----------    ----------  ----------- -------------
SERIES TRANSACTIONS:

 Fidelity Investments   Fidelity Advisor Growth
                          Opportunities Fund                  $2,596,590    $       --    $2,596,590  $2,596,590   $     --
                                                                      --       505,322       475,907     505,322     29,415
 Fidelity Investments   Fidelity Advisor Strategic
                          Opportunities Fund                   1,426,945            --     1,426,945   1,426,945         --
                                                                      --       403,244       411,142     403,244     (7,898)
 NationsBank            Nations Balanced Assets Fund             823,785            --       823,785     823,785         --
                                                                      --       214,694       211,306     214,694      3,388
 NationsBank            Nations Strategic Fixed Income Fund      765,685            --       765,685     765,685         --
                                                                      --       223,166       229,055     223,166     (5,889)
 NationsBank            NationsBank Stable Capital Fund        3,621,174            --     3,621,174   3,621,174         --
                                                                      --     1,136,432     1,115,426   1,136,432     21,006
 NationsBank            Liquidity Fund                             2,805            --         2,805       2,805         --
                                                                      --     5,923,860     5,923,860   5,923,860         --
 Allwaste, Inc.         Allwaste, Inc. common stock            1,279,412            --     1,279,412   1,279,412         --
                                                                      --       188,057       225,282     188,057    (37,225)

(a) Purchase price includes expenses incurred with transactions.

(b) Selling price is net of transaction expenses.

This schedule includes transactions involving the same investment activity which, in the aggregate, amounts to more than 5 percent of the current value of Plan assets at the beginning of the Plan year.

                                                                    SCHEDULE II
                                                                      CONTINUED


                       ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                                        Current Value
                                                                                                        of Assets on
  Identity of Party              Description of                Purchase       Selling         Cost of    Transaction     Net
      Involved                       Assets                    Price (a)      Price (b)        Assets       Date      Gain (Loss)
---------------------   ------------------------------------  ----------    -------------    ----------  ----------- -------------
SINGLE TRANSACTIONS:

  NationsBank           NationsBank Stable Capital Fund       $2,261,220    $      --        $2,261,220  $2,261,220   $       --

  NationsBank           Liquidity Fund                                --    5,757,176         5,757,176   5,757,176           --

  Fidelity Investments  Fidelity Advisor Growth
                          Opportunities Fund                   1,177,657           --         1,177,657   1,177,657           --

  Fidelity Investments  Fidelity Advisor Strategic
                          Opportunities Fund                     695,628           --           695,628     695,628           --

  Allwaste, Inc.        Allwaste, Inc. common stock            1,025,389           --         1,025,389   1,025,389           --


(a) Purchase price includes expenses incurred with transactions.

(b) Selling price is net of transaction expenses.

This schedule includes single transactions involving investment activity which amounts to more than 5 percent of the current value of Plan assets at the beginning of the Plan year.

                                                                   SCHEDULE III



                       ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27e - SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                      Relationship to Plan,        Description of Transactions including                            Interest
   Identity of          Employer or Other       Maturity Date, Rate of Interest, Collateral        Amount           Incurred
  Party Involved        Party-In-Interest                and Par or Maturity Value                 Loaned           on Loan
-------------------  ------------------------ ------------------------------------------------ ---------------  -----------------

Allwaste, Inc.       Employer                 Lending of monies from the Plan to the
                                              Employer (contributions not timely remitted
                                              to the Plan) as follows:

                                                   Deemed loan dated October 10, 1995,
                                                   maturity December 18, 1996, with
                                                   interest at 8.25% per annum                   $    1,982       $      199

                                                   Deemed loan dated November 1, 1995,
                                                   maturity December 18, 1996, with
                                                   interest at 8.25% per annum                        1,899              177

                                                   Deemed loan dated December 1, 1995,
                                                   maturity December 18, 1996, with
                                                   interest at 8.25% per annum                        2,633              228

                                                   Deemed loan dated January 1, 1996,
                                                   maturity December 18, 1996, with
                                                   interest at 8.25% per annum                        1,769              141

                                                   Deemed loan dated February 1, 1996,
                                                   maturity December 18, 1996, with
                                                   interest at 8.25% per annum                        2,027              147

                                                   Deemed loan dated March 1, 1996,
                                                   maturity December 18, 1996, with
                                                   interest at 8.25% per annum                        1,840              122

                                                   Deemed loan dated November 13, 1996,
                                                   maturity December 3, 1996, with
                                                   interest at 8.25% per annum                       41,969              190

                                                   Deemed loan dated November 20, 1996,
                                                   maturity December 3, 1996, with
                                                   interest at 8.25% per annum                       65,519              193

                                                                   SCHEDULE III
                                                                      CONTINUED


                       ALLWASTE EMPLOYEE RETIREMENT PLAN
                 ITEM 27e - SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


                      Relationship to Plan,        Description of Transactions including                           Interest
   Identity of          Employer or Other       Maturity Date, Rate of Interest, Collateral        Amount          Incurred
  Party Involved        Party-In-Interest                and Par or Maturity Value                 Loaned          on Loan
-------------------  ------------------------ ------------------------------------------------ ---------------  ---------------

Allwaste, Inc.       Employer                 Lending of monies from the Plan to the
                                              Employer (contributions not timely remitted
                                              to the Plan) as follows:

                                                   Deemed loan dated November 27, 1996,
                                                   maturity December 5, 1996, with
                                                   interest at 8.25% per annum                   $   38,833       $       70

                                                   Deemed loan dated December 4, 1996,
                                                   maturity December 5, 1996, with
                                                   interest at 8.25% per annum                       62,786               14

                                                   Deemed loan dated December 11, 1996,
                                                   maturity December 12, 1996, with
                                                   interest at 8.25% per annum                       40,159                9
                                                                                                 ----------       ----------
                                                                                                 $  261,416       $    1,490
                                                                                                 ==========       ==========



                                SIGNATURE PAGE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Allwaste Employee Retirement Plan Committee, which administers the Allwaste Employee Retirement Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Houston and the State of Texas, on the 27th day of June, 1997.



    ALLWASTE EMPLOYEE RETIREMENT
    PLAN COMMITTEE



    /s/ ANDREW D. ESTRADA
    -------------------------------
    Andrew D. Estrada


    /s/ WILLIAM L. FIEDLER
    -------------------------------
    William L. Fiedler



    /s/ T. WAYNE WREN, JR.
    -------------------------------
    T. Wayne Wren, Jr.



    /s/ JAMES E. RIEF
    -------------------------------
    James E. Rief

                               INDEX TO EXHIBITS



Exhibit
Number
-------
23.1       Consent of Independent Public Accountants